FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

March 24, 2022

Item 3. News Release

The news release was issued and disseminated via Cision on March 29, 2022 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced its goal of achieving $5 million per month in sales by Summer 2022 and that it anticipates filling and packaging a total of 118,346 vaporizer cartridges by the end of this month. The Company also announced management changes.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company announced its goal of achieving $5 million per month in sales by Summer 2022 and that it anticipates filling and packaging a total of 118,346 vaporizer cartridges by the end of this month.

The Company also announced a recent update to its leadership structure with the departure of Chief Operating Officer, Corporate Secretary and director, Donald Dinsmore, and the appointment of Michael Forbes as Corporate Secretary.

This Material Change Report contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's expected goal of achieving $5 million a month in sales by Summer 2022 and anticipated total of 118,346 cartridges to be filled and packaged by the end of this month. The actual financial results of the Company may vary from the amounts set out herein and such variation may be material. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the FOFI. Important factors that could cause actual results to differ materially from those expressed in the FOFI include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. The Company and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. FOFI contained herein was made as of the date hereof and was provided for the purpose of providing further information about the Company's anticipated future business operations. Readers are cautioned that the FOFI contained herein should not be used for purposes other than for which it is disclosed herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

March 30, 2022